

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

June 1, 2018

<u>Via E-mail</u>
Thomas P. Hunt, Esq.
Executive Vice President
8051 Congress Avenue
Boca Raton, Florida 33487

> **Re: SBA Communications Corporation**
> **Registration Statement on Form S-4**
> **Filed May 23, 2018**
> **File No. 333-225137**

Dear Mr. Hunt:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 with any questions.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Accounting Branch Chief
Office of Real Estate and
Commodities

cc: Kara MacCullough